Alcon Reports Second Quarter 2020 Results

•	Second quarter sales of $1.2 billion, a decrease of 36%, or 34% constant currency

•	Sequential monthly improvements since April, driven by the global recovery

•	Continued progress on strategic initiatives and innovation roadmap

•	Successfully raised $750 million from senior notes to further strengthen liquidity

Geneva, August 18, 2020 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the second quarter and first half ended June 30, 2020. For the second quarter of 2020, worldwide sales were $1.2 billion, a decrease of 36% on a reported basis and a decrease of 34% on a constant currency basis(2), as compared to the same quarter of the previous year. Second quarter 2020 diluted losses per share were $0.86 and core diluted losses per share were $0.21.
Second quarter and first half 2020 key figures

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Net sales ($ millions)	1,198	1,863	3,020	3,640
Operating margin (%)	(38.9)%	(2.8)%	(16.4)%	(2.8)%
Core operating margin (%)(1)	(6.6)%	16.6%	7.4%	17.1%
(Loss) per share ($)	(0.86)	(0.80)	(0.98)	(1.02)
Core diluted (loss)/earnings per share ($)(1)	(0.21)	0.47	0.24	0.98

"We are encouraged by the sequential monthly improvement in sales, which confirmed our recovery expectations. Despite the significant level of uncertainty due to COVID-19, we continue to stay on track with our major initiatives," said David Endicott, Chief Executive Officer.

Mr. Endicott continued, "We are laser focused on executing our strategic priorities: accelerating innovation, transforming new Alcon and expanding our world class manufacturing capabilities. These investments will sustain Alcon's market leadership, fuel growth and expand our ability to serve more doctors, patients and customers in a post-pandemic world."

Second quarter and first half 2020 results

Worldwide sales for the second quarter were $1.2 billion, a decrease of 36%, or 34% on a constant currency basis, compared to the second quarter of 2019. Sales were negatively impacted by COVID-19 across all categories, partially offset by the growth of PanOptix and the launch of Pataday. Key countries began to recover in the latter part of the quarter as restrictions were eased.

For the first half of 2020, worldwide sales were $3.0 billion, a decrease of 17%, or 15% on a constant currency basis, compared to the first half of 2019, with the COVID-19 related decline in the second quarter offsetting a strong start to the year.

The following table highlights net sales by segment for the second quarter and first half of 2020:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(2)	2020	2019	$	cc(2)

Surgical
Implantables	176	300	(41)	(40)	486	585	(17)	(15)
Consumables	320	588	(46)	(45)	839	1,139	(26)	(25)
Equipment/other	106	163	(35)	(32)	261	327	(20)	(18)
Total Surgical	602	1,051	(43)	(42)	1,586	2,051	(23)	(21)
Vision Care
Contact lenses	329	493	(33)	(32)	831	991	(16)	(15)
Ocular health	267	319	(16)	(14)	603	598	1	3
Total Vision Care	596	812	(27)	(25)	1,434	1,589	(10)	(8)
Net sales to third parties	1,198	1,863	(36)	(34)	3,020	3,640	(17)	(15)
Surgical impacted by COVID-19 related restrictions on procedures
Surgical net sales of $602 million, which include implantables, consumables and equipment/other, decreased 43%, or 42% on a constant currency basis, compared to the second quarter of 2019. All categories were impacted by the COVID-19 pandemic. In the implantables category, the decline was partially offset by demand from the launch of PanOptix in Japan and the US. For the first half of 2020, Surgical net sales decreased 23%, or 21% on a constant currency basis, compared to the first half of 2019.

Vision Care impacted by COVID-19 related conditions
Vision Care net sales of $596 million, which include contact lenses and ocular health, decreased 27%, or 25% on a constant currency basis, compared to the second quarter of 2019. The decline in sales was primarily driven by lower demand and widespread office closures, partially offset by incremental revenues from the launch of Pataday, Alcon's new over-the-counter solution for ocular allergies. Net sales for the first half of 2020 decreased 10%, or 8% on a constant currency basis, compared to the first half of 2019.

Operating income/loss
Second quarter 2020 operating loss was $466 million, which includes charges of $258 million from the amortization of certain intangible assets, $62 million of separation costs, $41 million of impairment charges and $13 million of transformation program costs. Excluding these and other adjustments, second quarter 2020 core operating loss was $79 million. Second quarter core operating margin of negative 6.6% decreased from last year's core margin of 16.6%. The decrease in core operating margin was due to lower sales, unabsorbed manufacturing overhead costs, increased provisions for expected COVID-19 related credit losses and increased inventory provisions, partially offset by a significant reduction in discretionary spending.

Operating loss for the first half of the year was $494 million, which includes charges of $517 million from the amortization of certain intangible assets, $133 million of separation costs, $57 million of impairment charges and $20 million of transformation program costs. Excluding these and other adjustments, core operating income for the first half of 2020 was $223 million and core operating margin was 7.4% compared to 17.1% for the same period last year. First half and second quarter 2020 core margin was negatively impacted by 70 bps from unfavorable foreign exchange.

Diluted losses/earnings per share (EPS)
Second quarter 2020 diluted losses per share were $0.86. Core diluted losses per share were $0.21 for the second quarter, driven by the impact of COVID-19 on operations, partially offset by significant cost reductions and the tax benefit in the current period.

First half 2020 diluted losses per share were $0.98. Core diluted earnings per share were $0.24 for the first half of 2020, driven by the impact of COVID-19 on operations in the second quarter offsetting core income in the first quarter.

Balance sheet highlights
The Company ended the second quarter with a cash position of $1.3 billion. Financial debts totaled $4.1 billion as of June 30, 2020, including $750 million of senior notes issued in late May 2020. The Company ended the second quarter with a net debt(3) position of $2.8 billion. The Company continues to have $1 billion available in its existing revolving credit facility as of August 18, 2020.

Financial Outlook
Due to the uncertain scope and duration of the ongoing COVID-19 outbreak, the Company is unable to provide an estimate for financial results for the full year 2020.

The Company is actively managing working capital, cash flow and expenses and prioritizing capital allocation needs. In addition, the Company is focused on inventory management and preparing its commercial programs to support the market recovery.

To learn more about Alcon's efforts in COVID-19, read our statement on alcon.com.

Webcast and Conference Call Instructions

The Company will host a conference call on August 19 at 2:00 p.m. Central European Summer Time / 8:00 a.m. Eastern Daylight Time to discuss its second quarter 2020 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, https://investor.alcon.com/financials/quarterly-results/, at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2020/Alcons-Second-Quarter-2020-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)

(1)
Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(2)
Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

(3)
Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F and its Form 6-K furnished on May 12, 2020. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, constant currencies, net (debt)/liquidity, and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Financial tables
Second quarter / first half 2020 net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2020		2019		2020		2019

United States	493	41%	779	42%	1,285	43%	1,516	42%
International	705	59%	1,084	58%	1,735	57%	2,124	58%
Net sales to third parties	1,198	100%	1,863	100%	3,020	100%	3,640	100%

Consolidated income statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except (loss) per share)	2020	2019	2020	2019
Net sales to third parties	1,198	1,863	3,020	3,640
Other revenues	16	40	35	87
Net sales and other revenues	1,214	1,903	3,055	3,727
Cost of net sales	(854)	(922)	(1,806)	(1,847)
Cost of other revenues	(15)	(34)	(32)	(81)
Gross profit	345	947	1,217	1,799
Selling, general & administration	(595)	(760)	(1,272)	(1,416)
Research & development	(163)	(167)	(302)	(313)
Other income	9	6	18	18
Other expense	(62)	(79)	(155)	(189)
Operating (loss)	(466)	(53)	(494)	(101)
Interest expense	(30)	(35)	(61)	(44)
Other financial income & expense	(6)	(8)	(16)	(16)
(Loss) before taxes	(502)	(96)	(571)	(161)
Taxes	80	(294)	92	(338)
Net (loss)	(422)	(390)	(479)	(499)

(Loss) per share
Basic	(0.86)	(0.80)	(0.98)	(1.02)
Diluted	(0.86)	(0.80)	(0.98)	(1.02)

Weighted average number of shares outstanding (millions)
Basic	489.0	488.2	488.8	488.2
Diluted	489.0	488.2	488.8	488.2

Balance sheet highlights

($ millions)	June 30, 2020	December 31, 2019
Cash and cash equivalents	1,324	822
Current financial debts	235	261
Non-current financial debts	3,909	3,218

Free cash flow
The following is a summary of Alcon free cash flow for the six months ended June 30, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2020	2019

Net cash flows from operating activities	58	301
Purchase of property, plant & equipment	(168)	(206)
Free cash flow	(110)	95

Net (debt)/liquidity

($ millions)	At June 30, 2020

Current financial debt	(235)
Non-current financial debt	(3,909)
Total financial debt	(4,144)

Less liquidity:
Cash and cash equivalents	1,324
Derivative financial instruments	2
Total liquidity	1,326
Net (debt)	(2,818)

Reconciliation of IFRS to Core Results
Three months ended June 30, 2020

($ millions except (loss) per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core Results
Gross profit	345	250	41	4	—	14	654
Selling, general & administration	(595)	—	—	6	—	—	(589)
Research & development	(163)	8	—	—	—	9	(146)
Other income	9	—	—	—	—	(3)	6
Other expense	(62)	—	—	52	13	(7)	(4)
Operating (loss)	(466)	258	41	62	13	13	(79)
(Loss) before taxes	(502)	258	41	62	13	13	(115)
Taxes(6)	80	(43)	(10)	(11)	(3)	(1)	12
Net (loss)	(422)	215	31	51	10	12	(103)
Basic (loss) per share	(0.86)						(0.21)
Diluted (loss) per share	(0.86)						(0.21)
Basic - weighted average shares outstanding(7)	489.0						489.0
Diluted - weighted average shares outstanding(7)	489.0						489.0

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)
Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes amortization of option rights. Other income and expense include fair value adjustments of financial assets.

(6)
Total tax adjustments of $68 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $387 million totaled $67 million with an average tax rate of 17.3%.

(7)	Core basic and diluted loss per share are calculated using the weighted-average shares of common stock outstanding during the period.

Reconciliation of IFRS to Core Results (continued)
Three months ended June 30, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Other items(4)	Core Results
Gross profit	947	252	3	—	2	1,204
Selling, general & administration	(760)	—	13	—	2	(745)
Research & development	(167)	6	2	—	13	(146)
Other income	6	—	—	—	2	8
Other expense	(79)	—	60	5	3	(11)
Operating (loss)/income	(53)	258	78	5	22	310
(Loss)/income before taxes	(96)	258	78	5	22	267
Taxes(5)	(294)	(36)	(18)	(1)	313	(36)
Net (loss)/income	(390)	222	60	4	335	231
Basic (loss)/earnings per share	(0.80)					0.47
Diluted (loss)/earnings per share	(0.80)					0.47
Basic - weighted average shares outstanding(6)	488.2					488.2
Diluted - weighted average shares outstanding(6)	488.2					490.0

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)
Gross profit includes manufacturing sites consolidation activities. Selling, general & administration includes expenses for integration of recent acquisitions. Research & development includes $16 million primarily for the amortization of option rights and expenses for integration of recent acquisitions, partially offset by a $3 million fair value adjustment of a contingent consideration liability. Other income and expense include $5 million for fair value adjustments of a financial asset and other items.

(5)
Total tax adjustments of $258 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $363 million totaled $58 million with an average tax rate of 16.0%.

Core tax adjustments for discrete items totaled $316 million, including a $301 million non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, changes in uncertain tax positions, and other items.

(6)
Core basic earnings per share was calculated using the 488.2 million weighted-average shares of common stock outstanding for the three months ended June 30, 2019. Core diluted earnings per share also contemplate dilutive shares of 1.8 million associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements, yielding 490.0 million weighted-average diluted shares for the three months ended June 30, 2019.

Reconciliation of IFRS to Core results (continued)
Six months ended June 30, 2020

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core Results
Gross profit	1,217	502	57	7	—	4	1,787
Selling, general & administration	(1,272)	—	—	9	—	—	(1,263)
Research & development	(302)	15	—	—	—	(11)	(298)
Other income	18	—	—	—	—	(3)	15
Other expense	(155)	—	—	117	20	—	(18)
Operating (loss)/income	(494)	517	57	133	20	(10)	223
(Loss)/income before taxes	(571)	517	57	133	20	(10)	146
Taxes(6)	92	(87)	(14)	(24)	(4)	7	(30)
Net (loss)/income	(479)	430	43	109	16	(3)	116
Basic (loss)/earnings per share	(0.98)						0.24
Diluted (loss)/earnings per share	(0.98)						0.24
Basic - weighted average shares outstanding(7)	488.8						488.8
Diluted - weighted average shares outstanding(7)	488.8						491.4

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)
Gross profit includes $9 million losses on disposal of property, plant & equipment partially offset by a $5 million fair value adjustment of a contingent consideration liability. Research & development includes a $34 million fair value adjustment of a contingent consideration liability, partially offset by $23 million for the amortization of option rights. Other income primarily includes fair value adjustments of a financial asset.

(6)
Total tax adjustments of $122 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $717 million totaled $132 million with an average tax rate of 18.4%.

Core tax adjustments for discrete items totaled $10 million, primarily related to tax expense from the delayed spin of a subsidiary.

(7)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares of 2.6 million associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements, yielding 491.4 million weighted-average diluted shares for the six months ended June 30, 2020.

Reconciliation of IFRS to Core results (continued)
Six months ended June 30, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	1,799	502	3	—	—	10	2,314
Selling, general & administration	(1,416)	—	13	—	—	9	(1,394)
Research & development	(313)	11	2	—	—	20	(280)
Other income	18	—	—	—	—	(1)	17
Other expense	(189)	—	60	5	32	59	(33)
Operating (loss)/income	(101)	513	78	5	32	97	624
(Loss)/income before taxes	(161)	513	78	5	32	97	564
Taxes(6)	(338)	(70)	(18)	(1)	(8)	349	(86)
Net (loss)/income	(499)	443	60	4	24	446	478
Basic (loss)/earnings per share	(1.02)						0.98
Diluted (loss)/earnings per share	(1.02)						0.98
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						489.1

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit includes spin readiness costs and manufacturing sites consolidation activities. Selling, general & administration includes expenses for spin readiness costs and recent acquisitions. Research & development includes $33 million primarily for the amortization of option rights and expenses for integration of recent acquisitions, partially offset by $13 million in fair value adjustments of a contingent consideration liability. Other income and expense primarily includes spin readiness costs.

(6)
Total tax adjustments of $252 million included tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $725 million totaled $115 million with an average tax rate of 15.9%.

Core tax adjustments for discrete items totaled $367 million, including $301 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform and a $68 million tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, partially offset by net changes in uncertain tax positions.

(7)
Core basic earnings per share was calculated using the 488.2 million weighted-average shares of common stock outstanding during the period following the Spin-Off. Core diluted earnings per share also contemplate dilutive shares of 0.9 million associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements, yielding 489.1 million weighted-average diluted shares for the six months ended June 30, 2019.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Christina Cheng
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

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Wes Warnock
+ 41 589 112 111 (Geneva)
+ 1 817 615 2501 (Fort Worth)
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